SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Taxpayers’ Roll) no. 06.164.253/0001-87
N.I.R.E. (Trade Board Corporate Enrollment Number) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JUNE 24,2005

Date, Time and Place of Meeting: June 24, 2005, at 9:00 am, at the Company’s headquarters, located at Rua Tamoios, 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, state of São Paulo. Attendance: All of the members of the Board of Directors. Call: waived, since all the members of the Company’s Board of Directors attended the meeting. Meeting Board: President: Mr. Constantino de Oliveira Júnior. Secretary: Henrique Constantino. Agenda: to resolve on: (A) the election of members of the Company’s Committees; and (B) presentation of the Company’s Committees. Decisions: (A) :The Board members elected for a one(1)-year term of office: (a) to compose the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, a Portuguese citizen, married, economist, with foreigner’s identity card R.N.E W 401.505-E, individual taxpayer’s register (CPF) 249.630.118-91, resident and domiciled in the city of São Paulo, state of São Paulo, with office located at Avenida Presidente Juscelino Kubitschek, 1.726, conjunto 71, 7° andar, CEP 04543-000; (ii) Antonio Kandir, a Brazilian citizen, divorced, engineer, identity card (RG) 4.866.700-6 SSP/SP, individual taxpayer’s register (CPF) 146.229.631-91, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Antonio José de Almeida, 135, Granja Julieta, CEP 04720-060; and (iii) Luiz Kaufmann, a Brazilian citizen, engineer, married, identity card (RG) 7.162.266-SSP/SP and individual taxpayer’s register (CPF) 036.200.699-72, resident and domiciled in the city of São Paulo, state of São Paulo, with address at Rua Funchal, 263, cj. 44, Vila Olímpia, CEP 04551-904; (b) to compose the Corporate Governance and Nomination Committee, Messrs. (i) Henrique Constantino, a Brazilian citizen, married, businessman, identity card (RG) 1.022.856 SEP/DF, individual taxpayer’s register (CPF) 443.609.911-34, resident and domiciled in the city of São Bernardo do Campo, state of São Paulo, at Avenida Dom Jaime Barros Câmara, 300, casa 01, CEP 09895-400, (ii) Charles Barnsley Holland, Brazilian citizenship, married, auditor, resident and domiciled at Rua Miranda Montenegro, 144, in the city of São Paulo, state of São Paulo, identity card (RG) 12.782.315-SSP/SP and individual taxpayer’s register (CPF) 379.343.258-00 and (iii) Paulo César Aragão, a Brazilian citizen, divorced, attorney, resident and domiciled in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4° andar, OAB (Brazilian Bar Association)/Rio de Janeiro 21.560 and individual taxpayer’s register (CPF) 174.204.407-78; (c) to compose the Compensation Committee, Messrs. (i) Henrique Constantino, qualified above, (ii) Marco Antonio Piller, a Brazilian citizen, married, business administrator, identity card (RG) 3.052.978-5 SSP/SP, individual taxpayer’s register (CPF) 054.341.308-04, resident and domiciled in the city of São Paulo, state of São Paulo, with office in the city of São Paulo at Rua Tamoios, 246, térreo, CEP 04630-000; and (iii) Marcos Roberto Morales, a Brazilian citizen, married, consultant, identity card (RG) 16.369.520-9, individual taxpayer’s register (CPF) 068.618.238-30, resident and domiciled in the city of São Paulo, state of São Paulo; and (d) to compose the Risk Policies Committee, Messrs. (i) Henrique Constantino, qualified above; (ii) Richard Freeman Lark Júnior, U.S. citizen, single, business administrator, foreigner’s identity card (RNE) V-203.471 H-SE/DP-MAF, individual taxpayer’s register (CPF) 214.996.428-73, resident and domiciled at Rua General Mena Barreto, 477, apartamento 41, CEP 01433-010; and (iii) Barry Siler, expert in oil and fuel-related hedge techniques, U.S. citizen, married, consultant, passport 134943540, domiciled in the United States, Spring, Texas, with office at 1511 Redstone Manor Drive, Suite 100, Spring, Texas, 77379-7404. (B) the members of the Company’s Committees, attending the meeting, submitted respective recommendations. (C) the Board members also approved the incorporation of a company to develop cargo freight activities in the South and Southeast regions, except for the State of São Paulo, in addition to two other companies which the authorization for its opening was granted in the last meeting of the Board of Directors. Adjournment of the Meeting and Drawing up of the Minutes: There being nothing further to be discussed, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, June 24, 2005.

Presiding Board:

______________________________________
Constantino de Oliveira Júnior - Chairman
______________________________________
Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.